UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 10 pages

1	Names of Reporting Persons SVF II WW Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,462,147,904
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,462,147,904

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,462,147,904
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 2 of 10 pages

1	Names of Reporting Persons SVF II WW (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,483,178,364
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,483,178,364

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,178,364
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 3 of 10 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,483,178,364
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,483,178,364

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,483,178,364
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 4 of 10 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.4%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 5 of 10 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.4%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 6 of 10 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.4%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 7 of 10 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,863,900,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,863,900,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,900,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.4%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 8 of 10 pages

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 is being filed solely to update the percent of class owned by the Reporting Persons following consummation of the Transactions presented in Amendment No. 3. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 2,112,582,668 shares of Class A Common Stock outstanding following the consummation of the Transactions:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote*	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II WW Holdings (Cayman) Limited	1,462,147,904	68.3%	0	1,462,147,904	0	1,462,147,904
SVF II WW (DE) LLC	1,483,178,364	68.7%	0	1,483,178,364	0	1,483,178,364
SVF II Holdings (DE) LLC	1,483,178,364	68.7%	0	1,483,178,364	0	1,483,178,364
SVF II Aggregator (Jersey) L.P.	1,863,900,121	73.4%	0	1,863,900,121	0	1,863,900,121
SoftBank Vision Fund II-2 L.P.	1,863,900,121	73.4%	0	1,863,900,121	0	1,863,900,121
SB Global Advisers Limited	1,863,900,121	73.4%	0	1,863,900,121	0	1,863,900,121
SoftBank Group Corp.	1,863,900,121	73.4%	0	1,863,900,121	0	1,863,900,121

*	Pursuant to the Proxy Agreement, the SoftBank Holders (as defined in the Proxy Agreement) shall only be entitled to vote 49.90% of the voting securities held.

SVF II WW Holdings (Cayman) Limited is the record holder of 1,433,199,066 shares of Class A Common Stock and may be deemed to beneficially own 28,948,838 shares of Class A Common Stock issuable upon exercise of the First Warrant. SVF II WW (DE) LLC is the record holder of 4,049,587 shares of Class A Common Stock, and may be deemed to beneficially own 5,057,306 shares of Class A Common Stock issuable upon exercise of the Penny Warrants and 11,923,567 shares of Class A Common Stock issuable upon exercise of the Second Warrants. SVF II Aggregator (Jersey) L.P. may be deemed to beneficially own 156,161,508 shares of Class A Common Stock issuable upon exchange of the Second Lien Notes and 224,560,249 shares of Class A Common Stock issuable upon exchange of the Third Lien Notes.

CUSIP No. 96209A104	13D	Page 9 of 10 pages

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II WW (DE) LLC and SVF II WW Holdings (Cayman) Limited. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II WW (DE) LLC. SVF II WW Holdings (Cayman) Limited is a wholly owned subsidiary of SVF II WW (DE) LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the group members and their affiliates and such shares are not the subject of this Schedule 13D.

(c) Except as described in Item 4 of Amendment No. 3, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 96209A104	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2023

SVF II WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department